Alamos Gold Inc.
TSX:AGI | NYSE:AGI

May 26, 2023
To:     The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 25, 2023.

Total Shares Voted:                305,593,076
Total Shares Issued and Outstanding:        394,829,141
Total Percentage of Shares Voted:        77.40%
1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 3, 2023 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	241,338,511	88.56	31,177,695	11.44
David Fleck	266,773,867	97.89	5,742,340	2.11
David Gower	153,814,735	56.44	118,701,471	43.56
Claire M. Kennedy	266,817,654	97.91	5,698,552	2.09
John A. McCluskey	271,019,254	99.45	1,496,952	0.55
Monique Mercier	268,367,594	98.48	4,148,612	1.52
Paul J. Murphy	260,485,053	95.59	12,031,153	4.41
J. Robert S. Prichard	269,482,099	98.89	3,034,107	1.11
Shaun Usmar	271,621,251	99.67	894,955	0.33

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	298,021,076	97.52	7,571,999	2.48

3.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	266,951,742	97.99	5,479,277	2.01

2 | ALAMOS GOLD INC